Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 11, 2013 to Prospectus dated December 28, 2011

Registration No. 333-178772

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

March 11, 2013

2013 Series C 2.75% Senior Notes Due 2023

Principal Amount:	$500,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	A3 (stable outlook)/A- (stable outlook)/A- (stable outlook)

Trade Date:	March 11, 2013

Settlement Date:	March 14, 2013

Final Maturity Date:	March 15, 2023

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2013

Make-Whole Call:	T+ 12.5 bps prior to December 15, 2022

Par Call:	On or after December 15, 2022

Treasury Benchmark:	2% due February 15, 2023

Benchmark Yield:	2.056%

Spread to Benchmark:	+ 73 bps

Reoffer Yield:	2.786%

Coupon:	2.75%

Price to Public:	99.688%

Proceeds to Company Before Expenses:	99.038%

CUSIP/ISIN:	927804 FN9/US927804FN91

Joint Book-Running Managers:	Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated March     , 2013, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC UBS Securities LLC	1-800-503-4611 (toll free) 1-866-718-1649 (toll free) 1-877-827-6444, ext. 5613884 (toll free)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.